EXHIBIT 10.3
Form of Executive Officer Offer Letter

[Date]

[Name]

Re:    Offer Letter Agreement

Dear [Name]:
This offer letter agreement (the “Offer Letter”), sets forth the terms and conditions of your employment with Royalty Pharma, LLC, a Delaware limited liability company (the “Company”), provided that such employment and this Offer Letter are contingent upon, and shall only be deemed valid, effective, and binding upon the consummation of the transactions contemplated by that certain Membership Interests Purchase Agreement, dated as of January 10, 2025, by and among ROYALTY PHARMA MANAGER, LLC, a Delaware limited liability company formerly known as Royalty Pharma, LLC (“RP LLC”), RP MANAGEMENT, LLC, a Delaware limited liability company (“RPM”), each of Pablo Legorreta, an individual, RPM I, LLC, a Delaware limited liability company, and RP MIP HOLDINGS, LLC, a Delaware limited liability company, and ROYALTY PHARMA HOLDINGS LTD., a limited company formed under the Laws of England and Wales (“Buyer”) (as amended, the “Purchase Agreement”). By signing this Offer Letter below, you confirm your agreement with the terms and conditions below. In the event the Closing (as defined in the Purchase Agreement) does not occur, this Offer Letter shall be void ab initio and of no force or effect.
1.Position; Duties. You will be employed by the Company in the position of  [ ], commencing on the Closing Date (as defined in the Purchase Agreement) reporting to [ ]. Your principal place of employment will be the Company’s offices in [ ]. You will have all the duties, responsibilities, and authority attendant to the position of [ ], and will render services consistent with such position on the terms set forth herein. You agree to perform faithfully, industriously, and to the best of your ability, experience, and talents, all of the duties and responsibilities hereunder, and exercise the authority customarily performed, undertaken, and exercised by an employee situated in a similar position. In addition, you agree to serve as an officer and/or director of one or more of the Company’s subsidiaries and/or affiliates if elected or appointed, in each case, without additional compensation. The Company reserves the right to terminate any office or directorship held by you immediately at any time by giving you written notice of such termination.
2.Exclusivity. During your period of employment with the Company (the “Employment Period”), you agree to devote substantially all of your business time and attention to the business and affairs of the Company; but notwithstanding the foregoing, nothing in this Offer Letter will preclude you (i) from engaging, consistent with your duties and responsibilities hereunder, in charitable, educational and community affairs, including serving on the board of directors of any charitable, educational or community organization, (ii) from managing your personal investments and affairs, (iii) upon approval of [ ], which approval shall not be unreasonably withheld, conditioned or delayed, from serving as a director of another company; and (iv) from engaging in activities approved by the board of directors of Royalty Pharma plc (the “Board”), provided, in each case, that such activities do not interfere with, or create a conflict of interest with, your duties and obligations under this Offer Letter.
3.Base Salary. You will be paid a base salary at the rate of $[ ]1 per year (pro-rated for partial years during the employment period), less applicable withholdings and deductions, which will be
1For Mr. Legorreta, $1,500,000, and for each of Mr. Coyne, Mr. Lloyd, Mr. Hite and Dr. Urist, $1,323,000.

paid in accordance with the Company’s normal payroll practices (the “Base Salary”). Because your position is exempt, you will not be eligible to receive overtime.
4.Employee Benefits. During the Employment Period, you will be eligible to participate in the employee benefit plans that the Company and/or its parents and subsidiaries, in its discretion, maintains for other senior executives (except for any termination, separation, or severance plans or programs), as in effect from time to time and subject to the terms and conditions of the applicable plan documents. The Company expressly reserves the right to modify, substitute, or eliminate such employee benefit plans and programs at any time.
5.Reimbursement of Expenses. During the Employment Period, you are authorized to incur reasonable and necessary business expenses in carrying out your duties and responsibilities under this Offer Letter and the Company agrees to reimburse you for all such reasonable and necessary business expenses, subject to necessary documentation and in accordance with the Company’s policies as in effect from time to time.
6.Indemnification. You will be entitled to indemnification coverage (including coverage by directors and officers insurance) no less favorable than the indemnification coverage provided to other executive officers of the Company.
7.Termination of Employment.
(a)    Death or Disability. Your employment will terminate automatically upon your death. If you become subject to a Disability (as defined in Section 22(e) of the Internal Revenue Code of 1986, as amended (the “Code”)) during the Employment Period, the Company may give you written notice in accordance with Section 7(f) of its intention to terminate your employment. Notwithstanding the foregoing, nothing in this Section 7(a) shall be construed to waive your rights, if any, under applicable law.
(b)    Cause. Your employment may be terminated as provided herein at any time by the Company for Cause (as defined below). For purposes of this Offer Letter, “Cause” means the occurrence of one of the following events during the Employment Period: (i) your willful and continued failure substantially to perform your material duties (other than as a result of death or Disability) after a demand for such substantial performance is delivered to you identifying the manner in which [ ] believes you have not substantially performed your material duties and such failure continues for five (5) business days following such demand; (ii) your commission of an intentional felony; (iii) any willful misconduct by you; (iv) your perpetration of fraud against the Company or any RP Party (as defined below); (v) your material breach of any noncompetition covenant by and between you and any member of the RP Management Group; (vi) your material breach of any nonsolicitation of employees covenant by and between you and any member of the RP Management Group provided that Cause shall not be deemed to exist pursuant to this subsection (vi) unless and until (A) the solicited employee or employees commence employment for the you or your employer, as the case may be, and (B) if such solicited employee or employees commence employment for you or your employer, as the case may be, you or your employer, as the case may be, has not terminated such solicited employee’s or employees’ employment within ten (10) days after receipt of written notice from the Board; (vii) any action or inaction by you that has caused any RP Party or any affiliate thereof to commit a material breach of the governing documents of such RP Party or its affiliate; (viii) any action or inaction by you that has caused any RP Party or any affiliate thereof to commit willful misconduct in connection with the performance of such RP Party’s (or its affiliate’s) duties under the terms of its governing documents; or (ix) a determination by any court with proper jurisdiction that you have committed any intentional felony or engaged in any fraudulent conduct, in each of the clauses (vii) or (viii) which has a material adverse effect on the business, assets or condition (financial or otherwise) or prospects of any RP Party or any affiliate thereof. For purposes of this Offer Letter: “RP Party” means each of: (x) the Company, RP LLC, Buyer, Royalty Pharma plc and any of their respective subsidiaries (“RP Management Group”), (y) all pooled asset vehicles, funds, accounts, and other persons managed by and clients of the RP Management Group and (z) all portfolio companies and businesses controlled or managed by any of the persons identified in clauses (x) and (y).

(c)    Termination Without Cause. The Company may terminate your employment hereunder at any time for any reason without Cause, subject to Section 7(f) below.
(d)    Good Reason. You may terminate your employment hereunder for Good Reason (as defined below) following the occurrence of the event giving rise to the termination for Good Reason as provided herein. For purposes of this Offer Letter, “Good Reason” means your voluntary resignation after any of the following events or conditions without your prior written consent: (i) a reduction in Base Salary (whether in one reduction or cumulatively); (ii) a material reduction of your authority, duties or responsibilities or an adverse change in your title as [ ] (provided that Royalty Pharma plc ceasing to be a publicly listed or traded company shall not, by itself, constitute Good Reason under this clause (ii)); (iii) a relocation of your principal place of employment more than fifty (50) miles from New York, NY; provided, however, that you shall be expected to travel for business purposes and such travel shall not constitute Good Reason under this prong (iii); (iv) a requirement that you report to a corporate officer or employee instead of reporting directly to [ ]; or (v) the Company’s material breach of this Offer Letter; provided that you may not terminate your employment for Good Reason unless (x) you have provided written notice to the Board setting forth in reasonable detail the specific conduct purporting to constitute Good Reason within forty-five (45) days of first becoming aware of or when you should have first become aware of any such event or condition, (y) the Company has failed to reasonably cure such conduct within thirty (30) days following the date of receipt of such notice (the “Cure Period”), and (z) you have actually terminated your employment within fifteen (15) days following the end of the Cure Period. For the avoidance of doubt, in the event that the Company suspends you from performing your duties hereunder because [ ] reasonably believes you have engaged in conduct that constitutes Cause, such suspension shall not constitute an event under Section 7(d)(ii) pursuant to which you can claim Good Reason.
(e)    Voluntary Resignation without Good Reason. You may terminate your employment at any time without Good Reason, subject to Section 7(f) below.
(f)    At-will Employment; Notice of Termination. Your employment will be on an “at-will” basis, meaning that either you or the Company may terminate the employment relationship at any time, for any or no reason (subject to this Section 7). Any termination by the Company or you for any reason shall be communicated by a Notice of Termination and subject to the notice periods set forth in the Confidentiality Agreement. For purposes of this Offer Letter, a “Notice of Termination” means a written notice that (i) indicates the specific termination provision in this Offer Letter relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated, and (iii) specifies the termination date. The failure by the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Cause or failure by you to set forth in the Notice of Termination any fact or circumstances to a showing of Good Reason, in either case, shall not waive any right of the Company or you, as applicable, hereunder or preclude the Company or you, as applicable, from asserting such fact or circumstance in enforcing the Company’s or your, as applicable, rights hereunder.
(g)    Date of Termination. “Date of Termination” means (i) if the Company or you terminate your employment, the date determined in accordance with the applicable notice and/or cure provisions set forth above or (ii) if your employment is terminated by reason of death, the date of death. Upon the termination of your employment with the Company for any reason, you will automatically be deemed to have resigned from all positions (including officerships, managerships, and directorships) you hold with the Company or any of its subsidiaries or affiliates.
8.Obligations of the Company upon Termination.
(a)    For Good Reason or Without Cause. If during the Employment Period, the Company terminates your employment without Cause (other than due to death or Disability) or you terminate your employment for Good Reason, then the Company will provide you with the following payments and/or benefits:

(i)(A) the Base Salary through the Date of Termination, to the extent unpaid (shall be paid in accordance with the Company’s policies for payment upon termination and in accordance with applicable law), (B) within thirty (30) days following the Date of Termination, the amount of any unpaid expense reimbursements incurred through the Date of Termination to which you may be entitled pursuant to Section 4 hereof, (C) any other vested payments or benefits to which you or your estate may be entitled under any of the Company’s or its affiliates’ benefit plans or applicable law, in accordance with the terms of such plans or law (subsections (A)-(C), the “Accrued Obligations”); and
(ii)Subject to Section 8(c) hereof and your continued compliance with the Confidentiality Agreement (as defined below), after the Date of Termination, the Company shall pay you an amount equal to one (1) times your Base Salary as in effect as of the Date of Termination, payable in substantially equal installments in accordance with the Company’s customary payroll practices during the twelve (12) month period following the Date of Termination (the “Severance Payments”); provided, however, that the first payment shall be made on the first regularly scheduled payroll date following the sixtieth (60th) day following the Date of Termination and shall include payments of any amounts that would have otherwise been payable prior thereto.
(b)     For Cause; Without Good Reason; Due to Death or Disability. If your employment is terminated by the Company for Cause, by you without Good Reason, or due to your death or Disability, then in each case, the Company will provide you (or in the event of your death, your estate) only with the Accrued Obligations.
(c)    Separation Agreement and General Release. The Company’s obligation to provide the Severance Payments is conditioned on you timely executing, delivering, and not revoking a separation agreement and general release of claims on such terms and conditions as reasonably determined by the Company (provided that such separation agreement shall not impose any new restrictive covenants beyond those to which you are already bound) (the “Release”), which shall be provided by the Company to you no later than seven (7) days following the Date of Termination; provided that if you should fail to timely execute and deliver (or if you execute and then timely revoke) the Release within fifty-nine (59) days following the Date of Termination (or such other time period as provided in the Release in accordance with applicable law), the Company shall not have any obligation to provide the Severance Payments and you shall receive only the Accrued Obligations.
9.Confidentiality Agreement. You acknowledge and agree that you are a party to that certain Confidentiality, Non-Competition and Non-Solicitation Agreement by and between RPM and you, dated as of [ ] (the “Confidentiality Agreement”) and are subject to and bound by the restrictive covenant obligations set forth thereunder, provided that, all references to “Royalty Pharma” or the “Company” therein shall be deemed to also include RP Management Group and its subsidiaries. The Confidentiality Agreement (a copy of which is attached hereto as Exhibit A) is incorporated into this Offer Letter by reference and shall constitute a part of this Offer Letter as directly set forth herein. You further acknowledge and agree that, in accordance with and as permitted under, the terms of the Confidentiality Agreement and as required by the terms of the Purchase Agreement, the Confidentiality Agreement has been assigned to the Company, and your obligations thereunder may, from and after the Closing, be enforced by the Company, which shall have all rights and remedies afforded thereto pursuant to the terms of the Confidentiality Agreement and applicable law (including the right to obtain injunctive relief). Any disputes arising under this Offer Letter, or otherwise arising between you and any of the RP Parties, shall be resolved in accordance with Section 11 of the Confidentiality Agreement.

10.Compliance with Company Policies. You agree and acknowledge that you shall be subject to, and you shall comply at all times with, all policies, rules and procedures that may be established or adopted from time to time and communicated or made available to you by the RP Management Group in its sole discretion, including without limitation, any policies, rules and procedures contained in the Company’s Employee Handbook, code of conduct/ethics, insider trading policies and clawback policies (including the Royalty Pharma plc Financial Restatement Compensation Recoupment Policy), in each case as may be amended, restated, supplemented or otherwise modified from time to time.
11.Entire Agreement. This Offer Letter (including the Confidentiality Agreement) replaces and supersedes any previous offer letter or employment agreement between you and any RP Party, as well as any written or oral understandings of any kind concerning the terms or conditions of your employment. You specifically acknowledge and agree that notwithstanding any discussions or negotiations you may have had with any RP Party prior to the execution of this Offer Letter, (i) you are not relying on any promises or assurances other than those explicitly contained in this Offer Letter and the Confidentiality Agreement and (ii) RPM shall be an express third-party beneficiary of this Section 11. Except as otherwise provided herein or in the Purchase Agreement, this Offer Letter and the Confidentiality Agreement contain the entire understanding of the parties with respect to the matters set forth herein, and the terms and conditions of your employment can be modified only in an agreement signed by you and an authorized officer of the Company.
12.Governing Law. This Offer Letter shall be governed by the laws of New York, without giving effect to principles of conflicts of laws.
13.Counterparts. This Offer Letter may be executed in counterparts, both of which together shall constitute one and the same agreement. Facsimile, PDF, and other true and accurate copies of this Offer Letter shall have the same force and effect as originals hereof.
14.Assignment. You may not assign your rights or obligations under this Offer Letter or the Confidentiality Agreement. You agree that the Company may assign this Offer Letter and/or the Confidentiality Agreement without advance notice to you.
15.Notices. Any notice provided for in this Offer Letter must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by reputable overnight courier service (charges prepaid) or transmitted via electronic mail, in each case, to the recipient at the address below indicated or at such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder and received when delivered personally, five (5) days after deposit in the United States Postal Service, the next business day after deposit for overnight delivery with a reputable overnight courier service, and when received in transmitted via electronic mail.
If to the Company, to:
c/o Royalty Pharma
110 E. 59th Street
Suite 3300
New York, NY 10022
Attention: Board of Directors
If to you, to:
Your physical home address and/or email address most recently on file with the Company.
16.Taxes. The Company or any of its direct or indirect parents or subsidiaries may withhold from any amounts payable under this Offer Letter such federal, state, local, and other taxes as may be required to be withheld pursuant to any applicable law or regulation or any deductions or customary contributions to the cost of employee benefits, if any.
17.Modification; Severability; Interpretation. This Offer Letter shall be interpreted strictly in accordance with its terms, to the maximum extent permissible under governing law, and shall not be construed against or in favor of any party, regardless of which party drafted this Offer Letter or any provision hereof. If any provision of this Offer Letter is determined to be unenforceable as a matter of governing law, an arbitrator or reviewing court shall have the authority to “blue pencil” or otherwise modify such provision so as to render it enforceable while maintaining the parties’ original intent to the maximum extent possible. Each provision of this Offer Letter is severable from the other provisions hereof, and if one or more provisions hereof are declared invalid, the remaining provisions shall nevertheless remain in full force and effect. For purposes of this Offer Letter, the connectives “and,” “or,” and “and/or” shall be construed either disjunctively or conjunctively as necessary to bring within the scope of a sentence or clause all subject matter that might otherwise be construed to be outside of its scope.
18.Sections 409A and 457A. You and the Company agree that all payments you receive pursuant to this Offer Letter are intended to be made or provided in a manner that is either exempt from or intended to avoid taxation under Sections 409A and 457A of the Internal Revenue Code of 1986, as amended (the “Code”) and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any payment hereunder is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary, or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Offer Letter that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code or be exempt from Sections 409A and 457A of the Code, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. For purposes of this Offer Letter, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment”, “termination”, or words and phrases of similar import, shall be deemed to refer to your “separation from service” as defined in Section 409A, and shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A. Notwithstanding anything in this Offer Letter to the contrary, if you are deemed by the Company at the time of your “separation from service” to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which you are entitled under this Offer Letter is required in order to avoid a prohibited distribution under Section 409A, such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” with the Company or (ii) the date of your death. Upon the first payroll date following the earlier of (i) and (ii) above, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to you (or your estate or beneficiaries), and any remaining payments due to you under this Offer Letter shall be paid as otherwise provided herein. Your right to receive any installment payments under this Offer Letter, including without limitation any Severance Payments, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. To the extent that any reimbursements under this Offer Letter are subject to Section 409A, any such reimbursements shall be paid to you no later than December 31 of the year following the year in which the expense was incurred; provided, that you submit a reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and your right to reimbursement under this Offer Letter will not be subject to liquidation or exchange for another benefit. While the payment and benefits hereunder are intended to be structured in a manner to avoid the imposition of taxation under Sections 409A and 457A of the Code, in no event whatsoever shall the Company or any of its affiliates be liable for any additional tax, interest, or penalties that may be imposed on you as a result of Sections 409A or 457A of the Code or any damages for failing to comply with Section 409A of the Code or any similar state or local laws (other than for withholding obligations or other obligations applicable to employers, if any, under Sections 409A or 457A of the Code).
19.Section 280G.

(a)    Notwithstanding any other provision in this Offer Letter, in the event that any payment or benefit received or to be received by you (including any payment or benefit received in connection with a change in control or the termination of your employment, whether pursuant to the terms of this Offer Letter or any other plan, program, arrangement or agreement) (all such payments and benefits, together, the “Total Payments”) would be subject (in whole or part), to any excise tax imposed under Section 4999 of the Code, or any successor provision thereto (the “Excise Tax”), then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, program, arrangement or agreement, the Company will reduce the Total Payments to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax (but in no event to less than zero); provided, however, that the Total Payments will only be reduced if (i) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state, municipal and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state, municipal and local income taxes on such Total Payments and the amount of Excise Tax to which you would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).
(b)    In the case of a reduction in the Total Payments, the Total Payments will be reduced in the following order: (i) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) will be next reduced pro-rata. Any reductions made pursuant to each of clauses (i)-(v) above will be made in the following manner: first, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity not subject to Section 409A, and second, a pro-rata reduction of cash payments and payments and benefits due in respect of any equity subject to Section 409A as deferred compensation.
(c)    For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax: (i) no portion of the Total Payments the receipt or enjoyment of which you shall have waived at such time and in such manner as not to constitute a “payment” within the meaning of Section 280G(b) of the Code will be taken into account; and (ii) no portion of the Total Payments will be taken into account which, in the opinion of the Company’s tax counsel and/or the Company’s independent auditor or other tax or accounting advisors, does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code). At the time that payments are made under this Offer Letter, the Company will provide you with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations, including any opinions or other advice the Company received from the Company’s tax counsel and/or the Company’s independent auditor, or other advisors or consultants (and any such opinions or advice which are in writing will be attached to the statement).
20.Acceptance. To accept this offer, please sign and date this Offer Letter and return it to me by no later than May 16, 2025.

Sincerely,
ROYALTY PHARMA, LLC

By:
 Name:
Title:

Confirmed and Agreed:

[Name]

Date:

Signature Page to Offer Letter